SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111	FIRM/AFFILIATE OFFICES ———
DIRECT DIAL (202) 371-7180 DIRECT FAX (202) 661-9010 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WILMINGTON ———- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

February 2, 2018

VIA EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NBHSA Inc.

Registration Statement on Form S-4

Filed December 22, 2017

File No. 333-222267

Dear Mr. McWilliams:

On behalf of NBHSA Inc. (the “Company” or “New BH”), set forth below are the Company’s responses to comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the ”Commission” or the “SEC”) contained in your letter dated January 18, 2018 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-222267) (the “Registration Statement”) filed by the Company.

For ease of reference, the Staff’s comments have been restated below in their entirety in italicized, bold type in numerical sequence in this letter with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing Amendment No. 1 to the Registration Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein. We are also providing a blackline of Amendment No. 1 to the Registration Statement marked against the initial filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 1 to the Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2018

General

1.	You state that shareholders will receive, in lieu of fractional shares of Class A common stock, an additional share of non-voting Class B common stock for every one-fifth share of Class A common stock and cash in lieu of any remaining fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the reorganization / recapitalization. To the extent you are relying on the exception in Rule 13e-3(g)(2), please specifically address how Biglari Holdings shareholders are receiving an equity security that has substantially the same rights as Biglari Holdings common stock. In this respect, we note that in exchange for Biglari Holdings common stock, security holders will receive the same overall value in the form of both voting and non-voting securities and that some security holders will only receive non-voting securities. Please also address how the cash disposition of fractional shares is consistent with the requirement that security holders are offered or receive only an equity security. In this regard, please tell us (i) the number of security holders who, giving effect to the exchange formula, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional shares; and (iii) the number of security holders, if any, who would be effectively “cashed out” after giving effect to the cash disposition of fractional shares. For guidance, please see Going Private Transactions by Certain Issuers or Their Affiliates: Rule 13e-3 Compliance and Disclosure Interpretations 112.01 and .02.

Company Response

As an initial matter, the Company believes it is important to note that the reorganization was approved by the Biglari Holdings’ Board of Directors, including all of the independent members of the Board. The terms of the reorganization apply equally to all Biglari Holdings shareholders and none of the shareholders will be “cashed out” as a result of the reorganization. Each share of Class B common stock will have the rights of one-fifth of a share of Class A common stock with one exception: Class B common stock will have no voting rights other than in extraordinary circumstances, e.g., changing the rights of the class. Both the Class A common stock and the Class B common stock of New BH will be listed on the New York Stock Exchange (“NYSE”) and subject to SEC reporting requirements. As further described below, the Company does not believe the reorganization will have the effects that Rule 13e-3 was adopted to address.

There are approximately 5,800 shareholders of Biglari Holdings common stock. As noted in the Registration Statement, shares of two new classes of equity securities will be issued in the reorganization. After the reorganization we expect that there will be approximately 3,100 shareholders of New BH Class A common stock (including fewer than 300 registered holders of Class A common stock) and we expect that there will be approximately 5,800 shareholders of New BH Class B common stock. The reorganization is not structured to eliminate Biglari Holdings’ SEC reporting requirements or public trading of Biglari Holdings’ securities. The two classes of securities are both expected to trade on the NYSE and, as a result, each will be subject to reporting obligations under both Exchange Act Section 12(b) and Section 15(d). Therefore all shareholders of Biglari Holdings will receive securities in an SEC registered company with ongoing Exchange Act reporting requirements.

As noted above, the terms of the reorganization apply equally to all Biglari Holdings shareholders. None of Biglari Holdings’ affiliated shareholders, including Mr. Biglari, are being offered forms or amounts of consideration that differ from the consideration offered to unaffiliated shareholders. In addition, Mr. Biglari’s beneficial ownership of New BH will not be materially impacted by the reorganization. He currently beneficially owns approximately 53.6% of Biglari Holdings’ common stock and the treatment of fractional shares in the reorganization is expected to result in approximately a 0.2% increase in Mr. Biglari’s beneficial ownership of New BH.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2018

The Commission has noted that Rule 13e-3 was adopted to apply to transactions where security holders are “faced with the prospects of an illiquid market, termination of the protections under the federal securities laws and further efforts by the proponent to eliminate their equity interest” and not to transactions in which “all holders of that class of security are on equal footing and are permitted to maintain an equivalent or enhanced equity interest.” See Exchange Act Release No. 16075 (Aug. 2, 1975); SEC Release No. 17719 (April 13, 1981). The Company believes that the reorganization fits squarely into the latter category. All Company shareholders will be treated equally, based on their share ownership, and continue to own equity securities that will be registered with the SEC and are expected to trade on the NYSE. In fact, the Company believes that shareholders will be in an enhanced position in that the dual class structure will enable New BH to issue Class B common stock in the future without diluting existing shareholders’ voting rights.

The Company notes the guidance cited by the Staff and recognizes that certain of the terms of the reorganization do not specifically meet the requirements of the exception in Rule 13e-3(g)(2). Specifically, Biglari Holdings shareholders owning fewer than 10 shares of Biglari Holdings common stock will only receive shares of Class B common stock of New BH and not shares of Class A common stock. The rights of the Class B common stock of New BH will be substantially the same as the rights of Biglari Holdings common stock, except that the Class B common stock will generally not have voting rights (other than as described below), and the Class B common stock will be registered with the SEC and subject to the terms of the federal securities laws. The percentage of Biglari Holdings shares beneficially owned by shareholders that will receive only shares of Class B common stock (and not shares of Class A common stock), however, is less than one-half of one percent of Biglari Holdings’ total outstanding shares. The Company does not believe that the issuance of the Class B common stock should eliminate the availability of an exception to Rule 13e-3.

As confirmed by the Company’s Indiana counsel, Indiana law provides that shares designated as nonvoting still retain class voting rights under certain circumstances. Specifically, Indiana Code Section 23-1-38-4 provides for a class vote on proposed amendments to a company’s articles of incorporation that, among other things, change the number of shares in the class, reclassify the shares into a different class of shares, or that change the rights of the class. In addition, Indiana Code Section 23-1-40-3, regarding shareholder approval of mergers, provides for a class vote by the nonvoting shares if the merger agreement contains any provision that has the same effect as one of the specified items in Section 23-1-38-4. These statutory voting rights, coupled with New BH’s articles of incorporation, which provide for equal treatment of the Class A shares and the Class B shares (based on the one-fifth economic equivalence of a Class B share), including in connection with mergers and other business combinations, protect the holders of Class B shares from disparate economic treatment by the Company.

Certain Biglari Holdings shareholders also will receive cash in lieu of fractional shares of Class A common stock of New BH. But none of Biglari Holdings’ shareholders will be fully “cashed out” in the reorganization. The aggregate cash payment to be made in lieu of fractional shares is expected to be approximately $400,000 (based on a Biglari Holdings stock price of $420 per share), which represents 0.00045 of Biglari Holdings’ current market capitalization of approximately $870 million (stock price of $420 x shares outstanding of 2,067,613). Furthermore, the Company notes that Rule 13e-3(g)(2) requires that shareholders be “offered or receive” only equity securities. The Company believes that it is offering only equity securities. The de minimis

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2018

amount of cash that the Company expects to pay in the reorganization relates to the customary practice in merger and reorganization transactions to avoid the issuance of fractional shares. The Company does not believe that this fractional share cash payment should eliminate the availability of Rule 13e-3(g)(2).

In response to the Staff’s request for additional data relating to the reorganization, approximately 2,758 beneficial holders of Biglari Holdings common stock hold an odd number of shares, meaning that (absent changes in the number of shares owned by a shareholder such that the shareholder owns an even number of shares) those shareholders will receive cash in lieu of one-tenth of a share of Class A common stock of New BH. As noted previously, none of these Biglari Holdings shareholders is effectively “cashed out.”

Based on these points, the Company respectfully submits that the reorganization should not trigger the requirements of Rule 13e-3.

2.	Refer to Proposal 1 and your discussion of the comparative rights and certain provisions of NBHSA’s and Biglari Holdings’s respective organizational documents. Please tell us why the following provisions in the NBHSA articles and bylaws are not material changes that substantively affect shareholder rights:

•	the provision opting into Chapter 42 of the Indiana Business Corporation Law, relating to control share acquisitions;

•	the provision opting out of Chapter 43 of the IBCL, relating to certain business combinations with interested shareholders;

•	the effective increase in authorized but unissued shares of common stock (we note that under Indiana law, the board may issue such shares without shareholder approval); and

•	Section 4.5 of the Bylaws of NBHSA, Inc., providing that the Chairman of the Board shall be the Chief Executive Officer.

Please include your analysis whether these changes would require the approval of shareholders if presented on a standalone basis, whether under Indiana law, the rules of the applicable exchange, or your organizational documents. Alternatively, please present these provisions as separate matters to the extent these are material changes that substantively affect shareholder rights. For guidance, please refer to Exchange Act Rule 14a-3 Compliance and Disclosure Interpretations 101.02, 201.01, and 201.02.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2018

Company Response

The Company acknowledges the Staff’s comment and has reviewed Exchange Act Rule 14a-4(a)(3) and the Staff’s Compliance and Disclosure Interpretations regarding Rule 14a-4(a)(3) (Last Update: October 27, 2015).

Although the Company notes that its Board of Directors has the ability to opt into Chapter 42 of the IBCL without shareholder approval at any time, shareholders will be provided a separate vote to approve the decision of New BH to opt into Chapter 42 of the IBCL. In addition, shareholders will be provided a separate vote to approve the number of authorized shares of common stock provided for in the Articles of Incorporation of New BH. The Registration Statement has been amended to reflect these two additional voting items.

The Company respectfully advises the Staff that it will amend its Articles of Incorporation to not opt out of Chapter 43 of the IBCL. Thus, the Company will not be excluded from Chapter 43 of the IBCL and, therefore, this provision will no longer represent a change from the Amended and Restated Articles of Incorporation and Amended and Restated By-Laws of Biglari Holdings. The Company has made a corresponding revision to page 35 of the Registration Statement.

The Company acknowledges the Staff’s comment with respect to the selection of Chairman of the Board and respectfully advises the Staff that there is no material difference in the manner in which the Chairman of the Board of Directors is selected. Currently, Biglari Holdings’ Amended and Restated By-Laws provide that the Board of Directors may select the Chairman. The Company’s By-Laws, while providing a default provision that the Chairman shall be the Chief Executive Officer, maintain the Board of Directors’ ability to select the Chairman. The Company further advises the Staff that the Board of Directors of Biglari Holdings could amend its Amended and Restated By-Laws without shareholder approval to provide for a similar default concept. Accordingly, the Company has determined that Section 4.5 of its By-Laws does not constitute a material change affecting shareholder rights.

3.	Please briefly describe any substantial interest, direct or indirect by your directors or executive officers. In addition, please disclose the information required by Item 402(t) of Regulation S-K. Refer to Item 5 of Schedule 14A.

Company’s Response

In response to the Staff’s comment, the Company has added a section entitled “Summary of the Reorganization/Recapitalization Proposal—Interests of the Company’s Directors and Officers in the Reorganization and Recapitalization” and “The Reorganization/Recapitalization Proposal—Interests of the Company’s Directors and Officers in the Reorganization and Recapitalization” on pages 11 and 31, respectively, to describe the interests of the Company’s directors and officers.

The Company acknowledges the Staff’s request to provide the information required by Item 402(t) of Regulation S-K. The Company respectfully advises the Staff that no disclosure is required under Item 402(t) of Regulation S-K with respect to any of its named executive officers, because no compensation payable to its named executive officers is based on or otherwise relates to the reorganization and recapitalization within the meaning of Item 402(t) of Regulation S-K.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2018

Questions and Answers About Our Special Meeting, page 2

4.	Please balance your disclosure regarding the reasons you chose to create a new holding company with a dual class structure by summarizing the negative factors you considered in this section.

Company Response

In response to the Staff’s comment, the Company has revised the section entitled “Questions and Answers About The Reorganization and Recapitalization—Why are you creating a new holding company?” on page 5 to describe some considerations involving the reorganization and recapitalization that might be viewed as negative by certain shareholders.

Why are you creating a new holding company, page 5

5.	Please clarify why you believe that the new holding company will eliminate confusion with the legacy Steak n Shake Company as we note your disclosure that the new holding company will be named Biglari Holdings Inc. In addition, please briefly describe the nature of the confusion that the company hopes to eliminate.

Company Response

In response to the Staff’s comment, the Company has revised the sections entitled “Questions and Answers About The Reorganization and Recapitalization—Why are you creating a new holding company?” and “The Reorganization/Recapitalization Proposal—Reasons for the Reorganization and Recapitalization; Recommendation of the Board of Directors” on pages 5 and 22, respectively, as requested.

The proposed reorganization and recapitalization may result in substantial direct and indirect costs whether or not completed, page 16

6.	Please provide an estimate of the costs associated the reorganization and recapitalization.

Company Response

In response to the Staff’s comment, the Company has revised the sections entitled “Risk Factors—The proposed reorganization and recapitalization may result in substantial direct and indirect costs whether or not completed” and “The Reorganization/Recapitalization Proposal—Reasons for the Reorganization and Recapitalization; Recommendation of the Board of Directors” on pages 17 and 24, respectively, to disclose the estimated costs associated with the reorganization and recapitalization of approximately $600,000.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2018

Summary of the Reorganization/Recapitalization Proposal

Certain Financial Information, page 11

7.	We note that earnings per share will be impacted by the issuance of the new common shares. Please include pro forma earnings per share for the year ended December 31, 2016 and the nine months ended September 30, 2017 to reflect the impact of the reorganization and recapitalization that will result in two classes of common stock. Refer to Article 11-01(a)(8) of Regulation S-X and Part I(A), Item 3(e) of Form S-4.

Company Response

In response to the Staff’s comment, the Company has revised the section entitled “Summary of the Reorganization/Recapitalization Proposal—Certain Financial Information” on page 11 to include pro forma earnings per share information.

8.	We note that the two new classes of common stock will not have equivalent economic rights. Please tell us and discuss your consideration of ASC 260-10-45-59A through 70 and the two-class method in your determination of EPS for multiple classes of common stock.

Company Response

The Company acknowledges the Staff’s comment. The Company will apply the “two-class method” of computing earnings per share as prescribed in ASC 260, “Earnings Per Share.” The Company further notes that each class of common stock will be a participating security and a share of Class B common stock has economic rights equivalent to 1/5th of a share of Class A common stock. Diluted earnings per share will not be presented because the Company does not expect there to be any dilutive items outstanding subsequent to the reorganization.

Selected Historical Consolidated Financial Information, page 12

9.	Please consider disclosing the impact of the reorganization and recapitalization on equity by presenting a pro forma equity section with the new capital structure.

Company Response

The Company acknowledges the Staff’s comment. The Company does not intend to present a pro forma equity section with the new capital structure because the changes are not material. The change to the equity section will be a shift between common stock and additional paid-in-capital of $65,899. Biglari Holdings currently has 2,067,613 shares outstanding and 74,589 treasury shares, each at a stated value of $0.50 per share or $1,071,101 of common stock on the balance sheet. After the reorganization, the Company will have approximately 206,000 shares of Class A common stock and 2,068,000 shares of Class B common stock outstanding with each class with a stated value of $0.50 per share or $1,137,000 of common stock on the balance sheet. The increase in common stock as a result of the reorganization will result in a decrease in additional paid-in-capital of an equal amount.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2018

Background of the Proposal, page 19

10.	We note your disclosure on page 19 that “[o]n November 5, 2016 . . . the Board reviewed a reorganization/recapitalization proposal.” Please identify the party that prepared and presented the proposal. In addition, to the extent that the terms of the reorganization and recapitalization differ from the November 5, 2016 proposal, please disclose the differences and describe how, when and why the revised terms of the reorganization and recapitalization were approved by the board, and discuss other recent attempts to create a dual-class structure.

Company Response

In response to the Staff’s comment, the Company has revised the section entitled “The Reorganization/Recapitalization Proposal—Background of the Proposal” on page 20 as requested.

11.	We note your disclosure on page 19 that the “Board had been considering a number of potential transactions, including the implementation of a dual class structure.” Please discuss the potential transactions the board considered and the reasons why these were rejected.

Company Response

In response to the Staff’s comment, the Company has revised the section entitled “The Reorganization/Recapitalization Proposal—Background of the Proposal” on page 20 as requested.

Reorganization and Recapitalization Procedure, page 23

12.	Please identify the conditions may be waived.

Company Response

In response to the Staff’s comment, the Company has revised the sections entitled “Questions and Answers About The Reorganization and Recapitalization—If shareholders approve the reorganization/recapitalization proposal, when will it occur?”; “Summary of the Reorganization/Recapitalization Proposal—Conditions to Completion of the Reorganization and Recapitalization”; “The Reorganization/Recapitalization Proposal—Reorganization and Recapitalization Procedure”; “The Reorganization/Recapitalization Proposal—Conditions to Reorganization and Recapitalization”; “The Reorganization/Recapitalization Proposal—Effectiveness of Reorganization and Recapitalization” on pages 8, 10, 24 and 26, respectively, to delete the reference to a waiver of the conditions.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2018

Comparative Rights of Holdings of New BH Capital Stock and Company Capital Stock; Provisions under the IBCL and Organizational Documents; Anti-Takeover Effects, page 30

13.	Please disclose that under the bylaws of New BH, the CEO is the chairman of the board and that under the Company’s bylaws, the board of directors selected the chairman of the board.

Company Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there is no material difference in the manner in which the Chairman of the Board of Directors is selected.

Currently, Biglari Holdings’ Amended and Restated By-Laws provide that the Board of Directors may select the Chairman. The Company’s By-Laws, while providing a default provision that the Chairman shall be the Chief Executive Officer, maintain the Board of Directors’ ability to select the Chairman. Therefore, in either case, the Board of Directors retains the authority to determine the Chairman.

Accordingly, the Company does not believe revised disclosure is necessary.

14.	Please disclose the exclusive forum provision in your bylaws.

Company Response

In response to the Staff’s comment, the Company has revised the section entitled “The Reorganization/Recapitalization Proposal—Comparative Rights of Holders of New BH Capital Stock and Company Capital Stock; Provisions under the IBCL and Organizational Documents; Anti-Takeover Effects—Certain Provisions of the Company’s and New BH’s Organizational Documents” on page 33 as requested.

Description of New BH Capital Stock, page 33

15.	You state that this discussion is qualified in its entirety by reference to Indiana statutory and common law. It is not appropriate to qualify this discussion by reference to information not disclosed in the prospectus or filed as an exhibit to the registration statement. Please revise here and the third full paragraph on page 35 accordingly.

Company Response

In response to the Staff’s comment, the Company has revised the sections entitled “The Reorganization/Recapitalization Proposal—Description of New BH Capital Stock” and “The Reorganization/Recapitalization Proposal—Description of Company Capital Stock” on pages 36 and 38, respectively, as requested.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2018

Report of Independent Registered Public Accounting Firm, page 38

16.	The report states the audit was conducted “in accordance with auditing standards generally accepted in the United States of America.” This language does not appear to comply with AS 3101. Please request your auditors to revise the report as appropriate.

Company Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s independent registered public accounting firm has modified the audit report in response to this comment to reflect that the audit was conducted in accordance with the standards of the PCAOB.

17.	We note the filing is for a transaction that is a reorganization of the existing entity for which Deloitte is the auditor. In this regard, please request that your auditors tell us their consideration of disclosing the year in which they began serving consecutively as the company’s auditor and paragraph IV.B.1.b “Determination of Tenure” of PCAOB Release No. 2017-001.

Company Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s independent registered public accounting firm has modified the auditor’s report in response to this comment to reflect that they have been the Company’s auditor since 2017, as that entity was recently incorporated. Once the merger is consummated between New BH and Biglari Holdings Inc., the Company’s independent registered public accounting firm intends to refer to the tenure associated with the predecessor in subsequent auditor’s reports.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (202) 371-7180.

Very truly yours,

/s/ Brian V. Breheny

Brian V. Breheny

cc:	Bruce Lewis
NBHSA Inc.

Marc S. Gerber

Skadden, Arps, Slate, Meagher & Flom LLP

Robert A. Koenig, Esq.

Latham & Watkins LLP